Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 17 DATED MARCH 4, 2015
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 17 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 15 dated February 9, 2015 and Supplement No. 16 dated February 26, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 17 is to disclose:

•	the status of our initial public offering;

•	the extension of our initial public offering;

•	the extension of the term of our distribution support agreement; and

•	the origination of a first mortgage loan.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of March 2, 2015, we received and accepted subscriptions in our offering for 39.9 million shares, or $397.5 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp, or NorthStar Realty. As of March 2, 2015, 125.9 million shares remained available for sale pursuant to our offering.

Extension of our Initial Public Offering
On March 3, 2015, our board of directors approved an extension of the term of our offering for an additional year. Accordingly, our offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted by the rules of the Securities and Exchange Commission, or SEC. Under the rules of the SEC, in some circumstances we may be allowed to continue our offering until as late as November 2, 2016. In many states, we will need to renew the registration statement or file a new registration statement to continue our offering for this extended period. We may terminate our offering at any time.
Extension of Term of Our Distribution Support Agreement
In connection with the extension of our offering described above, on March 3, 2015, our board of directors approved, and we have entered into, an amended and restated distribution support agreement with NorthStar Realty that extends the term of the agreement for one year, until May 6, 2016. All other terms of the distribution support agreement remain in effect without modification.
Origination of a First Mortgage Loan
On February 26, 2015, we, through a subsidiary of our operating partnership, originated a $42.0 million senior loan, or the senior loan, secured by a Marriott-branded full-service hotel located in Coraopolis, Pennsylvania, or the property, in close proximity to downtown Pittsburgh. We funded the senior loan with proceeds from our offering.

The 318-room property features 12,000 square feet of meeting space and is located approximately five miles from the Pittsburgh International Airport, along major highways connecting directly with the Pittsburgh central business district. The property recently underwent a $4.3 million renovation and the borrower plans to complete an additional $4.0 million in capital improvements using proceeds from the senior loan.

The senior loan bears interest at a floating rate of 4.5% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 4.75% per year. The senior loan was originated at a 1.00% discount and we will earn an exit fee equal to 0.75% of the outstanding amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to finance the senior loan on a credit facility in the future.

The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 74%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.

As of March 4, 2015, our portfolio consists of ten senior mortgage loans with a combined principal amount of $550.2 million and one subordinate interest totaling $24.9 million.

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